November 3, 2011
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SMSA Treemont Acquisition Corp. Amendment No. 2 to Form 8-K Filed on September 6, 2011 File No. 000-54096
Dear Mr. Kim:
We thank the Staff for its comment letter of October 6, 2011 relating to the Amendment No. 2 to Form 8-K filed on September 6, 2011. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 3 to the above referenced Amendment No. 2 to Form 8-K (“Amendment No. 3”).
For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.
General
1.
We note your response to comment one of our letter dated August 16, 2011 and we reissue it. Please revise your Form 8-K/A to provide page numbers. Only your financial statements contain page numbers. Also, when cross-referencing to a risk factor in your current report, please revise to provide the specific page number.

The page numbers have been provided as requested.
2.	We note your response to comment two of our letter dated August 16, 2011 and we reissue it in part.
•	Please revise to clarify Mr. Xuchun Wang and the Ruixing Group’s percentage of their initial ownership in Shandong Xiangrui Pharmacy Co., Ltd. (“Shandong Xiangrui” or the “operating company”).

The revised disclosure has been provided in the section entitled Background and History of Shandong Xiangrui on page 5 of Amendment No. 3.

•	Also, please revise to describe (1) the material terms of the transaction where Mr. Xuchun Wang obtained the Ruixing Group’s equity in Shandong Xiangrui on December 20, 2008

The material terms of the Equity Transfer Agreement between Mr. Xuchun Wang and Ruixing Group are as follows:

Ruixing Group agreed to transfer its entire equity interest in Shandong Xiangrui to Mr. Xuchun Wang at the price of RMB 17,200,000 (approx. US$ 2,708,725), to be paid in cash via bank transfer within 15 days of the equity transfer.

Background of the December 20, 2008 transaction:

In December 2008, Ruixing Group decided to spin off Shandong Xiangrui via a buy-out in a view to prepare for Shandong Xiangrui’s future public listing. In this connection, Ruixing Group agreed to sell its 86% equity interests in Shandong Xiangrui to its 32 shareholders who unanimously designated and appointed Mr. Xuchun Wang to act for and on behalf of them to execute the buy-out for purposes of administrative expedience. The arrangement between the shareholders of Ruixing Group and Mr. Xuchun Wang is based on mutual understanding and trust and no written document has been signed. As a result of this December 20, 2008 transaction, Mr. Xuchun Wang held 88% equity interests in Shandong Xiangrui comprising (a) 2% equity interests which he acquired as one of the founders of Shandong Xiangrui; and (b) 86% equity interests held for and on behalf of the shareholders of Ruixing Group as a whole, of which Mr. Wang has 1.3158% equity interests as he holds 1.53% equity interests in Ruixing Group. Mr. Xuchun Wang disclaims the beneficial ownership with respect to 86% equity interests held for and on behalf of the shareholders of Ruixing Group as a whole except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group, who have the sole voting and investment powers over such equity interests.

Please see the revised disclosure in the section entitled Background and History of Shandong Xiangrui on page 5 of Amendment No. 3.

•	(2) the relationship between Xuchun Wang and the Ruixing Group.

Mr. Xuchun Wang is one of the shareholders of Ruixing Group, holding 1.53% equity interests in Ruixing Group and is a manager in the production department, as disclosed in the section entitled Background and History of the Affiliated Companies — Ruixing Group Co., Ltd. on page 6 of Amendment No. 3.

•	Further, please file any agreement related to the December 20, 2008 stock transfer to Xuchun Wang, or advise us why you believe it is not material.

We confirm that there is no other agreement related to the stock transfer to Mr. Xuchun Wang in December 2008, except the Equity Transfer Agreement disclosed above which has been filed as Exhibit 10.51 of Amendment No. 3.

3.	We note your response to comment four of our letter dated August 16, 2011 and we reissue it. Please revise your summary to clearly and succinctly identify and explain
•	(1) the principal officers who manage the day to day operations of the operating subsidiary, (2) the board or other oversight level of such management

Please see the revised disclosure in the section entitled Background and History of Shandong Xiangrui on page 5 of Amendment No. 3.

•
(3) how these individuals control or are controlled by counterparts at Yiseng Management and Consulting (the “WFOE”). In this regard, we note that the officers of the WFOE are Mr. Zhongzhang Li and Mr. Zhiyong Wang, who do not appear to have any relationships with the Company’s management or affiliates. It is unclear if and how the Company’s management is able to direct the actions of the WFOE, which in turn would direct the actions of Shandong Xiangrui.

Under the PRC Companies Law, the shareholders’ meeting is the highest authority of the WFOE and has the decision-making powers as to major matters such as formulation of strategies and investment plans, approval of profit distribution plans, as well as approval of financial budgets. The decision-making powers of Mr. Zhongzhang Li as director and Mr. Zhiyong Wang as supervisor are limited. According to the WFOE’s Articles of Association, shareholders of the WFOE have the power to appoint and remove directors and supervisors. Mr. Zhongzhang Li and Mr. Zhiyong Wang were appointed and can be removed by Xiangrui as it is the sole shareholder of the WFOE.

The ultimate beneficial owners of our Company and Xiangrui are also the ultimate beneficial owners of Shandong Xiangrui. Therefore, there is an alignment of interest between our Company, Xiangrui, the WFOE and Shandong Xiangrui. Furthermore, our Company’s management team is very similar to the management team of Shandong Xiangrui, most of whom are also the ultimate beneficial owners of our Company and Shandong Xiangrui. Therefore, the ultimate beneficial owners of our Company direct the actions of the WFOE, which in turn directs the actions of Shandong Xiangrui for the best interests of the shareholders of our Company, Xiangrui, the WFOE and Shandong Xiangrui.

Please see the revised disclosure in the section entitled Background and History of Xiangrui and the WFOE on page 4 of Amendment No. 3.

•
Also, please advise us whether Mr. Zhongzhang Li and Mr. Zhiyong Wang, as officers of a subsidiary, would be considered executive officers under Rule 405, and thus require disclosure under Item 401 of Regulation S-K.

As explained above, the policy making functions of the WFOE are mainly performed by its sole shareholder, Xiangrui instead of Mr. Zhongzhang Li and Mr. Zhiyong Wang. Therefore, they shall not be considered executive officers under Rule 405.

4.
Additionally, disclosure of your ownership structure and contractual arrangements does not clearly and succinctly identify or explain the principal individuals and management overlap, or lack thereof, so that the reader can understand the degree to which there is an alignment of interest between the registrant, WFOE and operating subsidiary. We note the risk factor statement that “conflicts of interest may arise between Shandong Xiangrui’s shareholders and [you] if, for example, their interests in receiving dividends from Shandong Xiangrui were to conflict with [your] interests in requiring these companies to make contractually obligated payments to the

WFOE.” However, it is difficult to understand the extent of the risk or any lack of alignment of interests without a clear description of the overlap of principal shareholders at the company, WFOE and registrant levels. Please revise accordingly.

There is an alignment of interest between our Company, the WFOE and the operating subsidiary, Shandong Xiangrui, as they have the same ultimate beneficial owners, the shareholders of Ruixing Group.

Please see the revised disclosure in the section entitled Background and History of Xiangrui and the WFOE on page 4 of Amendment No. 3 and Background and History of Shandong Xiangrui on page 5 of Amendment No. 3.

Our Corporate History
5.	We note your response to comment seven of our letter dated August 16, 2011, and we reissue it in part.
•
Please revise to clarify whether the primary reason for such a change in structure and creation of the BVI and WFOE entities was to allow Mr. Xuchun Wang and other Shandong Xiangrui shareholders to have control offshore, thereby allowing U.S. or other non-PRC investors to become shareholders.

Please see the revised disclosure in the section entitled Background and History of Xiangrui and the WFOE on page 4 of Amendment No. 3.
•
If Mr. Chongxin Xu is being used as a conduit for the Shandong Xiangrui shareholders, in part, for his non-PRC citizenship, please clarify any compensation for his role beyond the $20,000 option payment.

We provided no other compensation for Mr. Xu’s role beyond the $20,000 option payment.
Description of Business
6.
We note your response to prior comment 11 and we reissue it in part. Your revised disclosure indicates that you spent 12,480 man hours for research and development, and your total costs over a two year period for research and development, including the labor costs for those 12,480 man hours, was $30,000, which approximates a $2.40 per man hour cost. With a view to clarifying disclosure, advise us of the nature and purpose of your research and development activities and expenditures.

The requested disclosure has been provided in the section entitled Research and Development on page 10 of Amendment No. 3.
Management’s Discussion and Analysis
Overview

7.
We reviewed your response to our prior comment 13. Your revised disclosure states that the price of your primary input, corn kernels, is expected to increase due to projected demand. You also disclose that you expect demand for your outputs to increase, thus supporting a price increase for your outputs. Please revise to disclose the impact to your operations if the price of corn kernels increases and you are unable to increase the price of corn starch and glucose.

The requested disclosure has been provided in the section entitled Overview on page 29 of Amendment No. 3.
Description of Property
8.
We note your response to prior comment 19 and we reissue it in part. Please revise to clarify here and your Management’s Discussion and Analysis section how you plan to expand your production capacity to 240,000 tonnes by the end of 2011. It is unclear whether you expect to expand, renovate, and/or equip your current corn starch facility, or whether you will build a new facility. You disclose in this section that the $12 million “new investment will not have any material impact on the nature of your principal production facilities.” In your most recent Form 10-Q filed on August 15, 2011, you disclose on page 24 that your production capacity rose from 50,000 tonnes on December 31, 2011 at 100% capacity to 140,000 tonnes on June 30, 2011. Further, you disclose “you have invested about $7.5 million in new equipment and building to install a new product line.” Thus, it is also unclear if and how your production capacity for corn starch increased in six months by 90,000 tonnes without substantial changes to your existing facilities. Please revise to reconcile. Also, please clarify what you mean by “new product line.”

The revised disclosure has been provided in the section entitled Description of Property on page 38 of Amendment No. 3.
Financial Statements
General
9.
We note you included your financial statements as of and for the period ended June 30, 2011. Since this Form 8-K includes pre-transaction financial statements, tell us why the presentation of post-transaction, June 30, 2011 financial statements here is appropriate or revise to remove.

The financial statements as of and for the period ended June 30, 2011 have been removed from Amendment No. 3.
Financial Statements
Notes to Financial Statements
18. Segment and Geographic Information, page F-23

10.
We read your response to our prior comment 28; however, your response did not address our comment in full. We therefore reissue the comment. We note your disclosure that cornstarch and glucose production are not individually assessed when your chief operating decision maker reviews the operation results and makes resources allocation and that you do not prepare separate financial information for cornstarch and glucose production. This disclosure does not appear to be consistent with the disclosure provided in your statements of operations and related discussion that include separate financial information including different gross profit margins for cornstarch and glucose. As such, tell us how you considered the above facts in your conclusion that these two segments should be aggregated into one reporting segment. Refer to FASB ASC 280-10-50-11 and 55-7A to 55-7C and provide us with a thorough analysis. Such analysis should also address (i) the fact that your historical gross margins for both products have differed (i.e. glucose gross profit margins trailed cornstarch in 2009, but greatly exceeded it by 2011) and (ii) your expectation of future gross margins to support your aggregation of such operating segments.

The requested disclosure has been made to the section entitled Segment and Geographic Information on: (1) page 21 of the unaudited condensed financial statements for the period ended March 31, 2011, and (2) page F-23 of the financial statements for the years ended December 31, 2010 and 2009, as attached to Amendment No. 3.

Form 10-Q for Quarter Ended June 30, 2011
General
11.	Please revise your Form 10-Q, as necessary, to comply with our comments above on your Form 8-K.
The Form 10-Q has been revised to comply with the Staff’s comments above on the Form 8-K.
12.
We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. Please tell us why such data is not required to be submitted or amend to provide. If you amend to provide such data, indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Our Edgar service provider is processing the Interactive Data file. We expect to be in a position to file the Interactive Data file on or around November 7, 2011.
Financial Statements
13.
In your amended Form 8-K, we note you included a review report on your financial statements as of and for the period ended June 30, 2011. Please amend your Form 10-Q to include such review report. Refer to Article 10(d) of Regulation S-X.

The review report has been incorporated into the revised Form 10-Q.

Statement of Changes in Shareholders’ Equity
14.
Based upon your disclosure of the May 13, 2011 transaction, it appears that 930,612 shares were outstanding prior to the recapitalization (530,615 + 400,000 issued to New Fortress Group on May 12, 2011) with 12,363,885 issued as part of the transaction. As such, it appears to appropriately retroactively restate your statement of shareholders’ equity, the 12,363,885 shares should be reflected as outstanding at December 31, 2010, not 13,295,000. In addition, 930,612 shares should be reflected as issued on the date of the recapitalization, May 13, 2011, for both (i) presentation herein and (ii) calculation of the weighted average shares outstanding to determine earnings per share. Please advise or revise.

The requested disclosure, which is illustrated below for your reference, has been made in Note 1 Corporate Information and Basis of Presentation in Notes to Condensed Consolidated Financial Statements on page 8 of Amendment No. 2 of Form 10-Q and the Condensed Consolidated Statement of Changes in Shareholders’ Equity has been amended accordingly and earnings per share information has also been adjusted.

Company information:

On May 12, 2011, the Company issued to New Fortress Group, Ltd., 400,000 restricted shares of common stock at a price of $0.001 per share in consideration for in country due diligence services provided to the Company in connection with the evaluation of merits of the exchange transaction with Xiangrui. On 13 May 2011, the Company entered into the Share Exchange Agreement with Xiangrui and its sole shareholder, Mr. Xu. Pursuant to the Share Exchange Agreement the Company issued 12,363,885 newly created shares to Mr. Xu, and became the sole shareholder of Xiangrui. The shares the Company issued to Mr. Xu constitute 93% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share.

The following table illustrates the equity transactions of the Company during the six months period ended 30 June 2011:

	Common Stock
	Shares	Amount (US$)
31 December 2010	530,615	531
New shares issued	400,000	400
Recapitalization for reverse acquisition	12,363,885	12,364

30 June 2011	13,294,500	13,295

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or Amendment No. 3. SMSA Treemont Acquisition Corp. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Guo Wang
Guo Wang
Chief Executive Officer

cc:	Wencai Pan (Chief Financial Officer)